UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Following the approval of the District Court in Lod, Israel regarding the sale of Mega Retail Ltd. to Bitan Wines Ltd., which was contingent upon the satisfaction of certain closing conditions, Alon Blue Square Israel Ltd. has been notified that all closing conditions for the consummation of the sale of Mega Retail Ltd. have been satisfied and control of Mega Retail has been transferred to Bitan Wines Ltd.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

July 5, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary

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